FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated August 2, 2012 of Diana Shipping Inc. ("the Company") reporting the Company's financial results for the second quarter and six months ended June 30, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: August 2, 2012	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2012

ANNOUNCES TIME CHARTER CONTRACTS
FOR M/V NAIAS AND M/V OCEANIS WITH ULTRABULK

ATHENS, GREECE, August 2, 2012 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the ownership and operation of dry bulk vessels, today reported net income of $17.4 million for the second quarter of 2012, compared to net income of $27.7 million reported in the second quarter of 2011.

Time charter revenues were $57.6 million for the second quarter of 2012, compared to $64.6 million for the same period of 2011, mainly due to reduced time charter rates. The decrease in time charter revenues was partly offset by revenues derived from the increase in ownership days resulting from the addition to the Company's fleet of the vessels Arethusa, delivered in July 2011; Leto, delivered in January 2012; Los Angeles, delivered in February 2012; and Philadelphia and Melia, delivered in May 2012.

Net income to Diana Shipping Inc. for the six months ended June 30, 2012 amounted to $37.3 million, compared to net income of $60.8 million for the same period of 2011. Time charter revenues were $115.2 million for the six months ended June 30, 2012, compared to $134.1 million for the same period of 2011.

Time Charter Contracts

Separately, the Company also announced that it has entered into time charter contracts with Ultrabulk A/S, Copenhagen, Denmark, through separate wholly-owned subsidiaries, for two of its Panamax dry bulk carriers, the m/v "Naias" and the m/v "Oceanis". The gross charter rate for each vessel is US$9,250 per day, minus a 5% commission paid to third parties, for a period of minimum seventeen (17) months to maximum twenty-three (23) months. The Oceanis charter is expected to commence in mid-August 2012 and the Naias charter is expected to commence at the end of August 2012. The employment of the two vessels is anticipated to generate approximately US$9.4 million of gross revenue for the minimum scheduled period of the charters.

The Naias is a 73,546 dwt Panamax dry bulk vessel built in 2006 and the Oceanis is a 75,211 dwt Panamax dry bulk vessel built in 2001.

	Fleet Employment Profile (As of August 2, 2012)
	Currently Diana's fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers

1	CORONIS	C	$10,600	5.00%	EDF Trading Limited, London	12-Mar-12	27-Nov-13 - 27-Jun-14
	2006 74,381

2	ERATO	C	$12,200	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	26-Nov-11	26-Dec-12 - 10-Apr-13
	2004 74,444

3	ARETHUSA	B	$13,250	5.00%	Cargill International S.A., Geneva	8-Jul-11	17-May-12	1
			$9,250	5.00%	DS Norden A/S, Copenhagen	17-May-12	2-Oct-12 - 1-Jan-13
	2007 73,593

4	NAIAS	B	$19,750	5.00%	J. Aron & Company, New York	24-Sep-10	24-Aug-12	2
			$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	24-Aug-12	24-Jan-14 - 24-Jul-14
	2006 73,546

5	CLIO	B	$10,750	5.00%	Cargill International S.A., Geneva	22-Feb-12	22-Aug-13 - 22-Feb-14	3
	2005 73,691

6	CALIPSO	B	$12,250	5.00%	Louis Dreyfus Commodities Suisse S.A., Geneva	11-Oct-11	11-Aug-13 - 11-Dec-13	4
	2005 73,691

7	PROTEFS	B	$11,750	4.75%	Cargill International S.A., Geneva	6-Aug-11	25-Aug-12	2
	2004 73,630		$9,000	5.00%		25-Aug-12	25-Aug-14 - 25-Jan-15

8	THETIS	B	$10,500	5.00%	EDF Trading Limited, London	22-Feb-12	22-Aug-13 - 22-Jun-14
	2004 73,583

9	DIONE	A	$20,500	5.00%	Louis Dreyfus Commodities Suisse S.A., Geneva	26-Sep-10	19-Jul-12
			$9,700	5.00%	EDF Trading Limited, London	19-Jul-12	19-Jul-14 - 19-Dec-14	5
	2001 75,172

10	DANAE	A	$15,600	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	18-Apr-11	18-Mar-13 - 18-May-13	6
	2001 75,106

11	OCEANIS	A	$19,750	5.00%	China National Chartering Co. Ltd. (Sinochart BJ), Beijing	17-Sep-10	14-Aug-12	2,7
			$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	14-Aug-12	14-Jan-14 - 14-Jul-14
	2001 75,211

12	TRITON	A	$19,500	4.75%	Resource Marine Pte., Ltd, Singapore	11-Dec-10	11-Nov-13 - 11-Feb-14	8
	2001 75,336

13	ALCYON	A	$34,500	4.75%	Cargill International S.A., Geneva	21-Feb-08	21-Nov-12 - 21-Feb-13	9
	2001 75,247

14	NIREFS	A	$12,250	5.00%	Morgan Stanley Capital Group Inc.	18-Dec-11	18-Jan-13 - 18-Apr-13
	2001 75,311

15	MELIA	G	$10,900	5.00%	STX Panocean Co., Ltd., Seoul	2-May-12	2-Apr-13 - 2-Jul-13
	2005 76,225
16	MELITE	G	$16,500	5.00%	Cargill International S.A., Geneva	1-Feb-11	1-Jan-13 - 1-Mar-13
	2004 76,436

17	LETO		$12,900	5.00%	EDF Trading Limited, London	17-Jan-12	17-Jan-14 - 17-Nov-14
	2010 81,297

	Post-Panamax Bulk Carriers

18	ALCMENE		$20,250	5.00%	Cargill International S.A., Geneva	20-Nov-10	5-Oct-12 - 4-Jan-13
	2010 93,193

19	HULL No. SS-118		-	-	-	-	- - -	10
	(tbn Amphitrite)
	2012 98,697

	Capesize Bulk Carriers

20	NORFOLK		$74,750	3.75%	Corus UK Limited	12-Feb-08	12-Jan-13 - 12-Mar-13	11
	2002 164,218

21	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235

22	SALT LAKE CITY		$55,800	5.00%	Refined Success Limited	28-Sep-07	29-Jul-12	12,13
			$13,000	5.00%	Morgan Stanley Capital Group Inc.	9-Aug-12	9-Jun-14 - 9-Dec-14
	2005 171,810

23	SIDERIS GS	D	$30,500	5.00%	BHP Billiton Marketing AG	16-Oct-10	16-Feb-13 - 16-Jun-13
	2006 174,186

24	SEMIRIO	D	$17,350	5.00%	Cargill International S.A., Geneva	30-May-11	15-Mar-13 - 14-Aug-13
	2007 174,261

25	BOSTON	D	$14,000	5.00%	Morgan Stanley Capital Group Inc.	29-Oct-11	29-Aug-13 - 29-Dec-13	14
	2007 177,828

26	HOUSTON	D	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	3-Oct-14 - 3-Jan-15	15
	2009 177,729

27	NEW YORK	D	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
	2010 177,773

	Newcastlemax Bulk Carriers

28	LOS ANGELES	E	$18,000	5.00%	EDF Trading Limited, London	9-Feb-12	9-Dec-15 - 9-Apr-16
	2012 206,104
29	PHILADELPHIA	E	$18,000	5.00%	EDF Trading Limited, London	17-May-12	17-Jan-16 - 17-Jul-16	16
	2012 206,040

	Vessels Under Construction

30	HULL H2528	F	-	-	-	-	- - -	17
	2013 76,000
31	HULL H2529	F	-	-	-	-	- - -	17
	2013 76,000

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 The previous charterers, Cargill International S.A., Geneva have agreed to compensate the owners for the difference between the new rate and the previous rate from May 17, 2012 to May 24, 2012, for the early redelivery.

2 Estimated date.
3 The previous charterers, Daelim Corporation, Seoul, have agreed to compensate the owners for the early redelivery by paying US$17,000 gross per day, minus 5% commission paid to third parties, starting from the date of redelivery to owners, on February 22, 2012,  to the minimum agreed redelivery date, April 8, 2012.

4 Vessel off-hire for drydocking from March 27, 2012 to April 17, 2012.
5 The previous charterers, Louis Dreyfus Commodities Suisse S.A., Geneva, have agreed to compensate the owners for the early redelivery by paying US$ 11,875 gross per day, minus 5% commission paid to third parties, starting from the date of redelivery to owners, on July 19, 2012, to the minimum agreed redelivery date, July 26, 2012.

6 Vessel off-hire for unscheduled maintenance from May 5, 2012 to May 9, 2012.
7 The previous charterers, China National Chartering Co. Ltd (Sinochart BJ), Beijing have agreed to compensate the owners for the early redelivery date till the minimum agreed redelivery date, August 17, 2012.

8 Resource Marine Pte., Ltd, Singapore is a guaranteed nominee of Macquarie Bank Limited.
9 Vessel off-hire from July 28, 2012 to July 30, 2012.
10 Expected date of delivery in the middle of August (based on latest information received by the sellers).
11 Since September 2010 charterer's name has changed to Tata Steel UK, Limited.
12 The previous charterers, Refined Success Limited, have agreed to compensate the owners for the early redelivery.
13 Vessel currently in drydock.
14 Morgan Stanley Capital Group Inc. has the option to employ the vessel for a further minimum eleven (11) to a maximum thirteen (13) month period at a gross rate of US$15,000 per day starting twenty-four (24) months after delivery of the vessel to the charterer.

15 Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Group Co.
16 Vessel off-hire for unscheduled maintenance from June 1, 2012 to June 5, 2012.
17 Year of delivery and dwt are based on shipbuilding contract.

Summary of Selected Financial & Other Data
	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues	$57,583	$64,615	$115,185	$134,051
Voyage expenses	2,922	2,657	5,101	5,561
Vessel operating expenses	15,371	14,073	30,028	26,442
Net income attributed to Diana Shipping Inc.	17,377	27,676	37,338	60,813
FLEET DATA
Average number of vessels	27.2	23.0	26.3	23.2
Number of vessels	28.0	23.0	28.0	23.0
Weighted average age of vessels (in years)	5.9	5.9	5.9	5.9
Ownership days	2,472	2,093	4,785	4,199
Available days	2,456	2,025	4,739	4,131
Operating days	2,445	1,997	4,723	4,098
Fleet utilization	99.6%	98.6%	99.7%	99.2%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$22,256	$30,597	$23,229	$31,104
Daily vessel operating expenses (2)	$6,218	$6,724	$6,275	$6,297

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, August 2, 2012.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Account number 362 and Replay ID number 397233.

About the Company

Diana Shipping Inc. is a leading global provider of shipping transportation services through the ownership and operation of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011

REVENUES:
Time charter revenues	$57,583	$64,615	$115,185	$134,051
Other revenues	618	279	1,186	401

EXPENSES:
Voyage expenses	2,922	2,657	5,101	5,561
Vessel operating expenses	15,371	14,073	30,028	26,442
Depreciation and amortization of deferred charges	15,327	13,567	29,915	27,064
General and administrative expenses	6,564	6,204	12,682	12,750
Foreign currency gains	(378)	(206)	(772)	(198)
Operating income	18,395	28,599	39,417	62,833

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,855)	(1,176)	(3,398)	(2,458)
Interest income	517	226	895	439
Loss from derivative instruments	(39)	(490)	(240)	(575)
Income from investment in Diana Containerships Inc.	359	517	664	572
Total other expenses, net	(1,018)	(923)	(2,079)	(2,022)

Net Income	$17,377	$27,676	$37,338	$60,811

Loss assumed by non-controlling interests	-	-	-	2

Net income attributed to Diana Shipping Inc.	17,377	27,676	37,338	60,813

Earnings per common share, basic and diluted	$0.21	$0.34	$0.46	$0.75

Weighted average number of common shares, basic	81,393,077	81,089,440	81,309,564	81,027,892

Weighted average number of common shares, diluted	81,393,077	81,123,577	81,309,564	81,049,777

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
Net income	$17,377	$27,676	$37,338	$60,811

Comprehensive loss assumed by non-controlling interests	-	-	-	2

Comprehensive income attributed to Diana Shipping Inc.	$17,377	$27,676	$37,338	$60,813

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	June 30, 2012	December 31, 2011
ASSETS

Cash and cash equivalents	$451,476	$416,674
Other current assets	13,492	16,017
Advances for vessels under construction and acquisitions and other vessel costs	8,736	63,440
Vessels' net book value	1,191,560	1,046,719
Other fixed assets, net	22,194	21,659
Investments	29,172	29,842
Other non-current assets	6,990	10,120
Total assets	$1,723,620	$1,604,471

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$58,086	$48,095
Long-term debt, net of current portion and of deferred financing costs	417,254	345,638
Other non-current liabilities	1,967	1,860
Total stockholders' equity	1,246,313	1,208,878
Total liabilities and stockholders' equity	$1,723,620	$1,604,471

OTHER FINANCIAL DATA
	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$31,590	$38,901	$68,033	$81,065
Net Cash used in Investing Activities	(55,559)	(35,116)	(117,293)	(47,556)
Net Cash provided by / (used in) Financing Activities	33,423	(1,497)	84,062	(3,310)